September 26, 2019

Michael Chermak
Chief Executive Officer
Ozop Surgical Corp.
319 Clematis Street
Suite 714
West Palm Beach, Florida 33401

       Re: Ozop Surgical Corp.
           Registration Statement on Form S-1
           Filed September 13, 2019
           File No. 333-233777

Dear Mr. Chermak:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Lance Brunson